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February 5, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports 2015 Q4 and Year End Operating Results Hermosillo, Mexico - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) reports its preliminary production results for the Company’s fourth quarter and year ended December 31, 2015. The Company achieved production of 22,943 gold equivalent ounces for the quarter and 93,353 gold equivalent ounces for the fiscal year and by doing so slightly beating its revised guidance.

Three Months Ended December 31, 2015:

Category	Q4 2015	Q4 2014	% Change
Ore Processed (Dry t)	1,921,060	2,101,873	(9)
Average Grade Processed (g/t Au)	0.458	0.563	(19)
Low Grade Stockpiled (t)	968	158,625	(99)
Average Grade Stockpiled (g/t Au)	0.328	0.225	46
Waste Mined (t)	6,857,052	6,417,044	7
Total Mined (t)	8,569,919	8,361,480	2
Strip Ratio	4.00	3.30	21
Gold Produced (oz)	22,943	25,007	(8)
Silver Produced (oz)	13,158	16,322	(19)
Gold Sold (oz)	22,786	25,007	(9)
Silver Sold (oz)	13,158	16,322	(19)
Days	92	92	-
Average Ore Processed (t/d)	20,881	22,846	(9)
Average Total Mined (t/d)	93,151	90,886	2
Realized Gold Price	1,111	1,216	(9)

Year Ended December 31, 2015:

Category	Fiscal 2015	Fiscal 2014	% Change
Ore Processed (Dry t)	8,448,731	8,622,579	(2)
Average Grade Processed (g/t Au)	0.508	0.619	(18)
Low Grade Stockpiled (t)	176,650	913,318	(81)
Average Grade Stockpiled (g/t Au)	0.278	0.246	13
Waste Mined (t)	27,007,221	23,955,903	13
Total Mined (t)	34,887,513	32,752,482	7
Strip Ratio	3.43	2.72	26
Gold Produced (oz)	93,353	120,023	(22)
Silver Produced (oz)	52,047	85,262	(39)
Gold Sold (oz)	93,196	121,441	(23)
Silver Sold (oz)	52,047	85,262	(39)
Days	365	365	-
Average Ore Processed (t/d)	23,147	23,624	(2)
Average Total Mined (t/d)	95,582	89,733	7
Realized Gold Price	1,172	1,269	(8)

“Gold production for the fourth quarter exceeded expectation due to efficient leaching and plant operations. Mine operations at San Francisco were impacted by greater than expected waste tonnes mined in the quarter due to local model variability observed versus prediction. We have made adjustments to the model and our operating plan and remain on track to achieve our 2016 objectives,” stated Mark Backens, Interim CEO of Timmins.

“We continue to implement changes across the corporation to decrease costs, increase efficiency and maximize cash flow while maintaining flexibility to respond to changing market conditions. Recent changes include reductions in workforce, reduction in contract related expenditures, increased ADR plant efficiency and significant savings in corporate overheads.”

San Francisco
Mining operations at San Francisco will continue into Q4 2016 at which point the mine would be placed on care and maintenance with heap leach operations continuing into 2017. This is on the assumption that gold price remains range bound. Production guidance for fiscal 2016 has also been revised with the ounces produced increasing to 75,000 to 85,000 gold ounces from the original 65,000 to 70,000 gold ounces. Production cash costs in 2016 are estimated to be approximately $750 to $850 per gold ounce sold. In the event of a sustained increase in the gold price, the Company could continue operations as outlined in the most recently published NI-43 101 technical report (dated December 6, 2013 at a $1,250/oz gold price), which would see production continuing up to 2022 based on current reserves.

Ana Paula
The Company is committed to advancing this priority asset by initially focusing its efforts on feasibility and permitting. Most recently, we are in the process of completing the disassembly of the plant and infrastructure of the El Sauzal mill recently acquired from Goldcorp Inc. As funding allows work will continue on the feasibility study with emphasis given to metallurgical testing and resource delineation.

Caballo Blanco
The Company focus has centered on engaging with government authorities, community members and local stakeholders and preparing for the permitting process.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., the Vice President of Engineering and Project Development, who is recognized as a QP under NI 43-101.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora, which provides a base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.